UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: T. ROWE PRICE GOLDMAN SACHS PRIVATE MARKETS FUND

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1307 Point Street

Baltimore, Maryland 21231

Telephone Number (including area code): (410) 345-2000

Name and address of agent for service of process:

David Oestreicher, Trustee

1307 Point Street, Baltimore, Maryland 21231

COPIES TO:

Gregory C. Davis, Esq.

Sarah Clinton, Esq.

Keith MacLeod, Esq.

Ropes & Gray LLP

800 Boylston Street

Prudential Tower

Boston, Massachusetts 02199

COPIES TO:

Margery K. Neale, Esq.

Elliot J. Gluck, Esq.

Michael A. DeNiro, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☒ NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of BALTIMORE and State of MARYLAND on the 9th day of December, 2025.

T. ROWE PRICE GOLDMAN SACHS PRIVATE MARKETS FUND
(Name of Registrant)

By:	/s/ David Oestreicher
David Oestreicher, Trustee